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TSX NYSE	CCO CCJ	web site address: www.cameco.com

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Reports Increased Water in McArthur River Mine

Saskatoon, Saskatchewan, Canada, April 9, 2003

     Cameco Corporation reported today that while the rate of water inflow remains stable at its McArthur River mine, the volume of water in the mine continues to accumulate.

     While mine personnel have increased pumping capacity, marginally more water continues to enter the mine than is being pumped out. Installing extra pumping capacity has taken longer than anticipated. As a result, the grinding mill, located in one of the lowest levels of the mine, is under water. At present, the most critical area of the mine remains unaffected. Without additional pumping capacity, the mine has a few days before water reaches the most critical area. Mine personnel continue to focus on increasing pumping and water treatment capacity.

     Good progress is being made on the concrete barrier under construction. Based on current plans and information, it will likely take about two weeks before the concrete barrier can begin to control the water inflow and another two to three months to permanently seal off the area.

     Although events are still unfolding, Cameco now anticipates production restart will be delayed by at least two months. Consequently, annual mine and mill production will be less than full capacity of 18.7 million pounds of uranium. As previously indicated, the company has significant inventory to mitigate the effect of any production shortfall. The full impact including the financial implications is being evaluated.

     Cameco will continue to provide updates as significant developments occur.

     The McArthur River mine is located in northern Saskatchewan about 620 kilometres north from Saskatoon by air.

Investor and Media Conference Call

     We invite you to join us in a conference call at 9:30 a.m. Eastern time (7:30 a.m. Saskatoon time) on Thursday, April 10, 2003 to discuss this news release. The call will be open to all members of the investment community. Members of the media will be invited to ask questions at the end of the call. In order to join the conference call on Thursday, please dial (416) 695-5261 or (800) 446-4472 (Canada and US). An operator will put your call through. Please pass this invitation to colleagues in your organization who have an interest in Cameco.

     A recorded version of the proceedings will be available:

•	on our web site, www.cameco.com, shortly after the call, and

•	on post view until midnight on Thursday, April 24 by calling (416) 252-1143 or (866) 518-1010 (no code required)

     Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

     Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

     Although Cameco believes that the assumptions inherit in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

— End —

Media & investor inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries	Lyle Krahn	(306)956-6316

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